UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. )*

                            Lanesborough Corp.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                824 99Y 002
                              (CUSIP Number)

                            Marc Weitzen, Esq.
               Gordon Altman Butowsky Weitzen Shalov & Wein
114 West 47th Street,    New York, New York 10036
                              (212) 626-0800

       (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              April 30, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. // (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No.824 99Y 002                                    Page __ of __ Pages


1    NAME OF REPORTING PERSON
          High River Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC;

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               17,753

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               17,753

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               17,753

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
     Approximately 17.7%


14   TYPE OF REPORTING PERSON*
               PN

                               SCHEDULE 13D

CUSIP No.                                               Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Riverdale LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC; 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               17,753

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               17,753

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               17,753

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Approximately 17.7%

14   TYPE OF REPORTING PERSON*
               OO

                                                                     (b) //

                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               17,753

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               17,753

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               17,753
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Approximately 17.7%

14   TYPE OF REPORTING PERSON*
               IN

                               SCHEDULE 13D

Item 1.   SECURITY AND ISSUER

          This statement relates to the common stock,("Shares"), of Lanesborough Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 65 East 55th Street, New York, NY 10022.

Item 2.   IDENTITY AND BACKGROUND

          The persons filing this statement are High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale") and Carl C. Icahn ("Icahn"), a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Icahn, whose principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

          The general partner of High River is Riverdale. Riverdale is wholly owned by Carl C. Icahn.

          Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

          High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

          The name, citizenship, present principal occupation or employment and business address of each member of Riverdale are set forth on Schedule A attached hereto.

          Mr. Icahn may be deemed to own 100% of interest in Riverdale. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

          Neither High River, Riverdale, Mr. Icahn nor any members or managers of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


          The aggregate purchase price of the 17,753 Shares purchased by the Registrants, as set forth in the following paragraphs, was $177.52. The source of funding for the purchase of these Shares was general working capital of the Registrants.

Item 4.  PURPOSE OF TRANSACTION

          Registrants acquired the Shares of Issuer in connection with the purchase of debt securities of Issuer with which the Shares were sold. Registrants do not presently intend to use their position in the Shares to effect any of the actions enumerated in Item 4 of the instructions to
Schedule 13D ("Enumerated Items"). However, as a large holder of Issuer's debt securities, Registrants expect and intend that they will play a large part in the ultimate determination of whether and how Issuer will be
reorganized.   As part of any such reorganization, Registrants believe it is possible that many of the Enumerated Items may occur, although Registrants presently do not have any specific plans or proposals with respect to any one or more of such Enumerated Items. A Representative of Registrants has been in contact with management of the Issuer and has indicated Registrants' interest in becoming involved in any ultimate reorganization of Issuer. In addition, from time to time, a Representative of Registrants has been in contact with other persons who hold debt securities of Issuer and Shares and they have discussed generally the need for a reorganization of Issuer. There are no contracts, agreements, arrangements or understandings among Registrants and other holders of Shares or with the Issuer concerning any of the foregoing.

          Registrants reserve the right to acquire additional Shares from time to time in the open market or otherwise and to dispose of any or all Shares from time to time in the open market or otherwise.

Item 5.  INTEREST IN SECURITIES OF ISSUER

          (a) As of the close of business on June 30, 1997, Registrants may be deemed to beneficially own in the aggregate 17,753 Shares, representing approximately 17.7% of the Issuer's outstanding Shares (based upon the Shares stated to be outstanding as of April 30, 1997 in the Issuer's most recent filing on form 10-Q dated March 31, 1997.

           High River, the direct beneficial owner of 17,753 Shares, may be deemed to have sole investment discretion and sole voting power with respect to 17,753 Shares. Both Riverdale and Icahn, as indirect beneficial owners of 17,753 Shares, may be deemed to have shared investment discretion and shared voting power with respect to 17,753 Shares.
             Riverdale (by virtue of its position as a general partner of High River) may be deemed to indirectly beneficially own the Shares of which High River may be deemed the direct beneficial owner. Riverdale disclaims beneficial ownership of such Shares for all other purposes.

          Mr. Icahn (by virtue of his relationships to the other
Registrants, as disclosed in Item 2) may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares of which High River may be deemed to be the direct beneficial owner. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.


          To the best of Registrants' knowledge, except as set forth herein, none of the managers of the Registrants beneficially own any Shares.

          (b) Mr. Icahn has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that are currently beneficially owned by Riverdale and High River. Riverdale has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that are currently beneficially owned by High River.


          (c) The following table sets forth all transactions with respect to Shares effected during the past sixty days by each of the persons named in Item 5(a) above. The transaction set forth below reflects High River's purchase of Shares offered by the Issuer in a public offering.

                    PRICE PER           SHARES PURCHASED
TRADE DATE          SHARE ($)           BY HIGH RIVER

4/30/97             .01                 6,865

5/15/97             .01                 8,140

6/3/97              .01                 2,748



          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any Shares which Registrants may be deemed to beneficially own.

          (e)  Not applicable.

          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO
Item 6.   SECURITIES OF THE ISSUER

          Registrants are party to a Joint Filing Agreement, attached hereto as Exhibit 1, with respect to the filing of this statement and any amendments thereto.


Item 7. MATERIALS TO BE FILED AS EXHIBITS

          The following document is filed as an Exhibit to this Schedule
13D:

                                   Exhibit 1      Joint Filing Agreement

                                SCHEDULE A

          NAME, BUSINESS ADDRESS AND PRINCIPAL
          OCCUPATION OF EACH EXECUTIVE OFFICER AND
          DIRECTOR OF REGISTRANTS

          The following sets forth the name and principal occupation of each executive officer and director of the Registrants. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is 100 South Bedford Road, Mt. Kisco, New York 10549. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants owns any Shares of Issuer.




RIVERDALE LLC

NAME                POSITION       PRINCIPAL OCCUPATION


Carl C. Icahn       Member         See Item 2 of Schedule 13D

Gail Golden         Manager        Officer of various Icahn
                                        affiliated entities

Edward E. Mattner   Manager        Officer of various Icahn
                                        affiliated entities

Robert J. Mitchell  Manager        Officer of various Icahn
                                        affiliated entities

                                SIGNATURES
 After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock of Lanesborough Corp., a Delaware corporation, is true, complete and correct.
Dated: July 1, 1997

RIVERDALE LLC
By:   /s/Carl C. Icahn
      Carl C. Icahn
Its:  Member

HIGH RIVER LIMITED PARTNERSHIP
By:   RIVERDALE LLC
Its:  General Partner
By:   /s/Carl C. Icahn
      Carl C. Icahn
Its:  Member

/s/Carl C. Icahn
 Carl C. Icahn


                    [Signature page of 13D relating to
                            Lanesborough Corp.]

EXHIBIT                               1
                     JOINT FILING AGREEMENT
 In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share of Lanesborough Corp. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 1st day of July, 1997.


RIVERDALE LLC
By:   /s/Carl C. Icahn
      Carl C. Icahn
Its:  Member


HIGH RIVER LIMITED PARTNERSHIP
By:   RIVERDALE LLC
Its:  General Partner
By:   /s/Carl C. Icahn
      Carl C. Icahn
Its:  Member


/s/Carl C. Icahn
 Carl C. Icahn















                 [Joint Filing Agreement for Schedule 13D
                    with respect to Lanesborough Corp.]